# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 06/18/2025
Amends the filing with accession number 0000899140-25-000768
Filed by CIK 0002069986
Persons authorized to receive notices and communications: Jose Bouzas, BICSA Financial Center, Piso 39, Panama City, Panama (R1), 0801, 507 380-7074

## Reporting persons
- Globalharvest Holdings Venture Ltd (CIK 0002069986): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 5,300,970; shared voting power 0; sole dispositive power 5,300,970; shared dispositive power 0; aggregate amount beneficially owned 5,300,970 (7.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030

## Item 2. Identity and Background
Name of person filing: Jose Bouzas
Residence or business address: BICSA Financial Center, Piso 39, Panama City, Panama 0801
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The Reporting Person originally acquired 4,458,750 shares of Common Stock for an aggregate price of $50,234,059.90. The Reporting Person acquired in additional 842,220 shares of Common Stock for an aggregate price of $10,515,375.32 using working capital from affiliates of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Person, and any Covered Person, if applicable, since the most recent filing of Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

## Signatures
- Globalharvest Holdings Venture Ltd: /s/ Jose Bouzas, Jose Bouzas, Director (06/20/2025)